                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                              (Amendment No. 5)(1)

                       Summit Properties Partnership, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Steven R. LeBlanc, 309 East Morehead Street, Suite 200,
                       Charlotte, NC 28202 (704) 334-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------        ----------------------------------
            CUSIP NO. N/A                13D           Page 2 of 7 Pages
--------------------------------------        ----------------------------------

--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Summit Properties Inc.
         56-1857807
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                          Maryland
--------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH            26,885,482 (1)
   REPORTING PERSON WITH     ---------------------------------------------------

                             8.       SHARED VOTING POWER         -0-
                             ---------------------------------------------------
                             9.       SOLE DISPOSITIVE POWER

                                      26,885,482 (1)
                             ---------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER    -0-
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,885,482 (1)
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           88.3% (1)
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) On February 15, 2002, the Reporting Person also beneficially owned 307,511 common units which constituted its general partnership interest in Summit Properties Partnership, L.P. The Reporting Person's general and limited partnership interests, which were represented by a total of 27,192,993 common units, entitled it to share in 88.4% of the cash distributions from, and profits and losses of, Summit Properties Partnership, L.P. available to the holders of common units.

         This Amendment No. 5 to Schedule 13D amends the statement on Schedule 13D which was filed by Summit Properties Inc. (the "Reporting Person") on March 15, 1999 and amended by the Reporting Person on December 30, 1999, May 11, 2000, March 9, 2001 and August 15, 2001 (as so amended, the "Initial Statement") and relates to common units of limited partnership interest ("Units") in Summit Properties Partnership, L.P., a Delaware limited partnership (the "Issuer"). The Initial Statement is hereby amended as set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Initial Statement.

ITEM 2.  Identity and Background.

         Item 2 is hereby amended by attaching hereto and incorporating herein a revised Schedule I which replaces in its entirety the Schedule I included as a part of the Initial Statement.

ITEM 4.  Purpose of Transactions.

         Item 4 of the Initial Statement is hereby amended and supplemented by adding thereto the following information:

         Information regarding the nature of the acquisitions and dispositions of Units by the Reporting Person on the relevant dates with respect to this report is set forth on Schedule II hereto, which is incorporated herein by reference.

ITEM 5.  Interest in Securities of the Issuer.

         Item 5(a) is hereby amended and restated as follows:

         (a) The Reporting Person beneficially owned 26,885,482 Units, or approximately 88.3% of the outstanding Units, as of February 15, 2002. The Reporting Person also beneficially owned 307,511 common units which constituted its general partnership interest in the Issuer. The Reporting Person's general and limited partnership interests, which were represented by a total of 27,192,993 common units, entitled it to share in 88.4% of the cash distributions from, and profits and losses of, the Issuer available to the holders of common units. Information regarding the number and percentage of Units beneficially owned by directors and executive officers of the Reporting Person is set forth on Schedule I.

         Item 5(c) is amended by attaching hereto and incorporating herein a revised Schedule II which replaces in its entirety the Schedule II included as a part of the Initial Statement.


                               (Page 3 of 7 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


                                                         March 13, 2002
                                                --------------------------------
                                                             (Date)

                                                      /s/ Gregg D. Adzema
                                                --------------------------------
                                                          (Signature)

                                                        Gregg D. Adzema/
                                                  Executive Vice President and
                                                     Chief Financial Officer
                                                --------------------------------
                                                         (Name/Title)




                               (Page 4 of 7 Pages)

                                   SCHEDULE I

                                        Principal Occupation or Employment/              Number of Units
             Name                       Name and Address of Business (1)            Beneficially Owned (2)
-------------------------------         -----------------------------------         ----------------------
Director and Executive Officer:

Steven R. LeBlanc                       President and Chief Executive Officer
                                        of the Reporting Person                                -0-

Directors:

William F. Paulsen                      Co-Chairman of the Board of Directors              596,045 (3)
                                        of the Reporting Person

William B. McGuire, Jr.                 Co-Chairman of the Board of Directors              620,313 (3)
                                        of the Reporting Person

James H. Hance, Jr.                     Vice Chairman and Chief Financial Officer              -0-
                                        Bank of America
                                        100 North Tryon Street
                                        Charlotte, NC 28202

Henry H. Fishkind                       President                                              -0-
                                        Fishkind & Associates, Inc.
                                        11869 High Tech Avenue
                                        Orlando, FL 32817

Nelson Schwab III                       Managing Director                                      -0-
                                        Carousel Capital
                                        201 North Tryon Street
                                        Charlotte, NC 28202

James M. Allwin                         President                                              -0-
                                        Aetos Capital, LLC
                                        375 Park Avenue
                                        New York, NY 10152

Executive Officers:

Michael L. Schwarz                      Executive Vice President and Chief Operating           -0-
                                        Officer of the Reporting Person

Douglas E. Brout                        Executive Vice President of Investments of             -0-
                                        the Reporting Person


                               (Page 5 of 7 Pages)

                                        Principal Occupation or Employment/              Number of Units
             Name                       Name and Address of Business (1)            Beneficially Owned (2)
-------------------------------         -----------------------------------         ----------------------
Randall M. Ell                          Executive Vice President of Property                   -0-
                                        Operations of the Reporting Person

Gregg D. Adzema                         Executive Vice President and Chief Financial           -0-
                                        Officer of the Reporting Person

Keith L. Downey                         Executive Vice President of Construction of            -0-
                                        the Reporting Person

--------------

(1) Unless otherwise noted, the business address of such person is Summit Properties Inc., 309 East Morehead Street, Suite 200, Charlotte, NC 28202.

(2) Each person possesses sole voting and dispositive power with respect to the Units beneficially owned by such person as set forth above.

(3) Represents approximately 2.0% of the Units outstanding as of February 15, 2002.



                               (Page 6 of 7 Pages)

                                   SCHEDULE II

         Described below are the acquisitions and dispositions of Units of the Issuer by the Reporting Person on February 15, 2002 and during the 60 days prior to such date. With respect to Units acquired or disposed of by the Reporting Person as a result of a transaction under an Employee Plan or the DRIP, each such Unit corresponds to the issuance of a share of Common Stock by the Reporting Person pursuant to such Employee Plan or the DRIP or the reduction in the number of shares previously issued by the Reporting Person pursuant to such Employee Plan. With respect to the Units disposed of by the Reporting Person as a result of the Reporting Person's common stock repurchase program (the "Repurchase Program"), each such Unit corresponds to the repurchase by the Reporting Person of one share of its Common Stock.

Date        No. of Units    Nature of Transaction
----        ------------    ---------------------

12/21/01           35       Reduction in the number of shares of Common Stock
                            issued by the Reporting Person pursuant to an Employee Plan (Disposition)

1/1/02          9,828       Issuance of shares of Common Stock by the Reporting
                            Person pursuant to an Employee Plan (Acquisition)

1/17/02         8,800       Repurchase of shares of Common Stock by the
                            Reporting Person pursuant to the Repurchase Program
                            (Disposition)

1/23/02           565       Reduction in the number of shares of Common Stock
                            issued by the Reporting Person pursuant to an Employee Plan (Disposition)

1/28/02            60       Reduction in the number of shares of Common Stock
                            issued by the Reporting Person pursuant to an Employee Plan (Disposition)

                   60 Issuance of shares of Common Stock by the Reporting Person pursuant to an Employee Plan (Acquisition)

1/29/02           207       Reduction in the number of shares of Common Stock
                            issued by the Reporting Person pursuant to an Employee Plan (Disposition)

                  500 Issuance of shares of Common Stock by the Reporting Person pursuant to an Employee Plan (Acquisition)

2/15/02       132,995       Issuance of shares of Common Stock by the Reporting
                            Person pursuant to the DRIP (Acquisition)




                               (Page 7 of 7 Pages)